UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 12, 2013

YANDEX N.V.

Laan Copes van Cattenburch 52

The Hague, the Netherlands, 2585 GB. Tel: +31-70-3454700

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Yandex N.V. dated March 12, 2013, announcing the pricing of the secondary offering of Class A shares by selling shareholders.

This Report on Form 6-K, and the exhibits hereto, are hereby incorporated by reference into the Registration Statement on Form F-3 (Registration Number 333-187184) filed with the Securities and Exchange Commission on March 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: March 12, 2013	By:	/S/	ALEXANDER SHULGIN
Alexander Shulgin
Chief Financial Officer

INDEX TO EXHIBITS

Number	Description
99.1	Press release of Yandex N.V. dated March 12, 2013, announcing the pricing of the secondary offering of Class A shares by selling shareholders